Filed by Humana Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No.: 001-05975

Date: July 6, 2015

The following is a transcript of a conference call held on July 6, 2015 relating to the announcement of the proposed merger between Aetna Inc. and Humana Inc.

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CORPORATE PARTICIPANTS

Tom Cowhey Aetna Inc. - VP of IR

Mark Bertolini Aetna Inc. - Chairman and CEO

Bruce Broussard Humana - President and CEO

Shawn Guertin Aetna Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Josh Raskin Barclays Capital - Analyst

Peter Costa Wells Fargo Securities, LLC - Analyst

A.J. Rice UBS - Analyst

Kevin Fischbeck BofA Merrill Lynch - Analyst

Christine Arnold Cowen and Company - Analyst

Matthew Borsch Goldman Sachs - Analyst

Ana Gupta Leerink Partners - Analyst

Unidetified Participant Morgan Stanley - Analyst

Tom Carroll Stifel Nicolaus - Analyst

David Windley Jefferies LLC - Analyst

PRESENTATION

Operator

Good morning. My name is Jessie and I will be your conference facilitator today. At this time I would like to welcome everyone to the Aetna-Humana conference call.

(Operator Instructions)

As a reminder, this conference is being recorded. I would now like to turn the conference over to Tom Cowhey, Vice President of Investor Relations. Mr. Cowhey, you may begin.

Tom Cowhey - Aetna Inc. - VP of IR

Good morning and thank you for joining us today. This is Tom Cowhey, Vice President of Investor Relations and Business Development for Aetna. With me this morning are Mark Bertolini, Aetna’s Chairman and Chief Executive Officer; and Shawn Guertin, Aetna’s Chief Financial Officer. Also joining us is Bruce Broussard, President and Chief Executive Officer of Humana.

We are here this morning to discuss details of Aetna’s pending acquisition of Humana. A slide presentation summarizing the transaction is available on the investor information section of Aetna.com.

Mark will begin with an overview of the transaction and then expand on the strategic rationale. Bruce will then provide some additional perspectives on the combination, followed by Shawn, who will provide details of the strategic, operational and financial aspects of the transaction.

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After Shawn’s remarks, we will hold a question-and-answer session. Karen Rohan, Aetna’s President, will also join us for the question-and-answer session.

Before we begin, I would like to address some regulatory requirements. Today’s presentation is neither an offering of securities nor a solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement and joint proxy statement that Aetna and Humana will be filing in the future, and Aetna’s and Humana’s shareholders are urged to read those filings carefully.

In addition, during this call both Aetna and Humana will make some forward-looking statements. Listeners are cautioned that these statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Aetna and Humana.

These risks and uncertainties can cause actual results to differ materially from our current expectations. Some of those risks and uncertainties are described in, and we suggest listeners review, the risk factors discussed in last Friday’s press release, Aetna’s slides for this call and in Aetna’s and Humana’s respective filings with the SEC.

Further, note that any combined metrics discussed during our call this morning reflect the combined projections of both Companies and could vary from the results and financial position of Aetna at the time of closing of the proposed acquisition, and from the pro forma financial information that will be included in the registration statement and joint proxy statement that Aetna and Humana will be filing. Also, as you know, our ability to respond to certain inquiries from investors and analysts in non-public forums is limited, so we invite you to ask all questions of a material nature on this call. I will now turn the call over to Mark Bertolini. Mark?

Mark Bertolini - Aetna Inc. - Chairman and CEO

Good morning. Thank you, Tom and thank you all for joining us today. Last Friday we announced that Aetna had entered into a definitive agreement to acquire Humana, creating one of the most dynamic platforms in managed care, poised for sustainable, long-term growth.

The acquisition will create a diversified franchise that is projected to have approximately $115 billion in combined revenues and over $8 billion of combined EBITDA in 2015; strengthen our ability to lead transformation of the managed care industry to a more consumer focused marketplace; add complementary membership and capabilities in the highly competitive commercial and Medicare Advantage businesses; create a strong consumer franchise to engage and retain members, as well as improve care through the combination of two of the industry’s best care management platforms; enhance our provider capabilities by combining leading provider assets; promote greater operational efficiencies that enable us to lower cost to compete with more cost effective products and create value for our customers and provider partners; and generate highly attractive short-term and long-term financial benefits for our shareholders through meaningful synergies, operating EPS accretion and improved capabilities to capture our industry’s many top-line growth opportunities.

More specifically, the Humana acquisition is expected to add 14.2 million total members including 9.8 million medical members and 4.4 million stand-alone prescription drug plan members. It will create a leading commercial insured franchise nationwide with 8.7 million insured members, a leading Medicare Advantage platform with 4.4 million Medicare Advantage members and a leading provider of prescription drug plans with 5.8 million members.

It will add certain pharmacy benefit management capabilities back into our portfolio and increase our capital generation capabilities. All of these benefits are achieved through a transaction that is financially attractive for Aetna shareholders and is projected to generate excellent returns on capital.

In a few moments Shawn will discuss the transaction in greater detail, but first I will provide a high-level overview of some of the important aspects of the transaction. Aetna will acquire all of the outstanding shares of Humana for approximately $230 per share, delivered 54% in cash and 46% in Aetna stock.

This represents a 29% premium to Humana’s trading price on May 28, 2015, the last day of trading prior to speculation regarding a potential Humana transaction. As of today this results in a total transaction value of $37 billion, including assumption of Humana debt, less parent-level cash.

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The transaction has been unanimously approved by the Boards of both Aetna and Humana and will require approval from both Aetna’s and Humana’s shareholders. Subject to customary approvals for a transaction of this nature, we expect the acquisition to close in the second half of 2016.

The transaction has substantial financial benefits for Aetna shareholders. Consistent with our practice following the acquisition of Coventry Healthcare, we will exclude the impact of transaction and integrated-related costs from Aetna’s reported operating earnings per share.

On this basis, we expect this transaction to be neutral to 2016 operating EPS, produce mid single-digit percent operating EPS accretion in 2017 and generate low double-digit percent operating EPS accretion in 2018. This operating EPS accretion is driven primarily by our projection that we can achieve $1.25 billion of synergies in 2018.

Let me now spend a few moments on the strategic rationale for this transformative transaction. The acquisition of Humana will advance Aetna’s mission of building a healthier world.

The combination with Humana will create one of the nation’s premier managed care companies. Additionally, the combination will increase Aetna’s exposure to faster growing government programs, with government programs representing 56% of projected 2015 operating revenue on a combined basis.

With respect to our government businesses, we will meaningfully improve our ability to serve Medicare Advantage and Medicare PDP members, creating a leading Company in both programs based on combined membership counts. Additionally, the acquisition brings together two of the fastest-growing individual Medicare Advantage platforms and the two platforms with leading percentage of members in 4-plus star plans nationally. Together, we believe we will be very well positioned to better serve and provide improved value to our customers and continue to capture our fair share of this growing marketplace.

Following the closing of the transaction, Louisville will become the headquarters of the combined Company’s Medicare, Medicaid and TRICARE businesses, and we expect to maintain the Humana brand. We recognize the strength of Humana’s government franchise and value the individuals who have built this Company. This commitment to the Humana brand and Louisville is evidence of our use of best-of-breed approach when integrating these two Companies.

The acquisition of Humana will also strengthen our efforts to be a leader in the move to a more consumer-oriented healthcare marketplace. Humana’s consumer strategy and investments to date are very much aligned with Aetna’s vision of the future of healthcare delivery.

We believe the acquisition provides substantial opportunities to combine these best-of-breed consumer engagement programs. The combination will create a leading consumer-centric healthcare organization with a singular vision of engaging consumers with simple tools to enable members to easily and actively manage their healthcare needs.

As you know, a key component of our growth strategy is rooted in our efforts to lead the transformation of the provider model from one of episodic care to population health management. We have organized our provider enablement assets under the Healthagen banner to create an organization focused on enabling this transformation in the marketplace. Humana is also enabling providers in their transition to a population health model through the integration of its Certify and Anvita assets under the Transcend Insights banner, as well as through MSOs, such as Transcend, MetCare and MCCI.

The acquisition of Humana will strengthen the care management capabilities we offer our customers by creating a comprehensive spectrum of provider solutions, including a robust offering of patient-centered provider services, clinical intelligence, data integration, and analytic solutions. The combination brings together two Companies with long-standing commitments to promoting wellness, health and access to high-quality healthcare for everyone, while supporting the communities in which they serve. Finally, this transformational acquisition will further enhance our ability to generate capital to invest in our growth strategy, provide new and innovative products and drive additional shareholder value.

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In summary, the acquisition of Humana aligns two great Companies and will significantly advance our strategy of being a leader in changing the future of healthcare. Humana is the ideal partner, creating a strong strategic platform that is uniquely positioned to deliver shareholder value. This combination will allow us to continue to invest in excellent service for our customers and offer providers the products and services they need to deliver high-quality care at an affordable price.

Before I turn the call over to Shawn to talk about the transaction in more detail, I would like to take a moment to welcome Bruce Broussard, President and Chief Executive Officer of Humana, and ask him to say a few words about the transaction. I have tremendous respect for Bruce and what he and his team have accomplished at Humana.

Humana’s strong Medicare platform, consumer-centric approach and care management models complement our growth strategy and vision. We look forward to the combination which will accelerate our efforts to make healthcare more accessible and affordable. Bruce?

Bruce Broussard - Humana - President and CEO

Thank you, Mark. I’m very pleased to be here today with Mark and Shawn to talk about our pending transaction. Aetna is an exceptional Company with a very strong brand and management team and I’m excited that through this transaction we will create an industry-leading organization. I am proud of the Company we’ve built at Humana and I strongly believe that Humana can help Aetna to achieve its long-term objectives.

I have been impressed with Aetna’s thoughtful approach to the ongoing transformation of the healthcare marketplace and its commitment to leading through that transformation. The combined Company will advance both organizations separate but aligned vision of a consumer-centric healthcare system that is both simpler and more affordable.

In addition to advancing consumer centricity, the organization will improve affordability by partnering with providers to assist in the transition to value-based payment. The transition from sick care to healthcare will be facilitated by the combination of Aetna’s Healthagen assets with Humana’s Transcend Insight population health management engine. The combination will create a broader improved set of provider relationships that will serve the combined Company’s customers and providers well.

I am convinced that the changing healthcare landscape will make consumer capabilities, strong local presence and operational efficiency more important than ever. Aetna will benefit from the substantial investments they have made in preparing for these changes. And adding Humana’s strong consumer engagement efforts to Aetna’s leading programs will reinforce these efforts.

I’m also pleased by Aetna’s commitment to make Louisville the headquarters for the Medicare, Medicaid and TRICARE businesses, which represents just over half of the combined Company’s projected operating revenue. I believe that Humana’s employees will feel energized and motivated by Aetna’s strategy and culture and will be meaningful contributors to the combined Company’s future success. And with that, I’ll turn the call over to Shawn.

Shawn Guertin - Aetna Inc. - CFO

Thank you, Bruce, and good morning, everyone. Let me start by discussing the terms of the transaction in more detail before moving into the investment highlights, the financial implications of the transaction, and our integration plans.

Pursuant to the terms of our definitive agreement, Aetna will acquire all of the outstanding shares of Humana for approximately $230 per share, based on last Thursday’s closing price. This represents a total purchase price of approximately $37 billion, including $3.8 billion of Humana’s existing debt.

The consideration to be delivered to Humana shareholders represents approximately 54% in cash and 46% in Aetna stock. The cash components of $125 per Humana share will be financed using a variety of sources, including new debt and commercial paper as well as cash on hand at each Company at closing. The stock component of the transaction is based on a fixed exchange ratio resulting in the issuance of 0.8375 shares of Aetna common stock per Humana share. The total purchase price represents a 29% premium to Humana’s closing price on May 28, 2015, the last day Humana shares traded prior to transaction speculation.

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We believe this valuation fairly reflects the long-term strategic value and earnings power that Humana brings to the combined Company and we have confidence in Humana’s near-term operating strategy. We devoted significant time to examining and evaluating the risks of Humana’s business during our due diligence process.

It is worth noting that Humana’s revised EPS guidance of approximately $7.75 per share is consistent with the information we examined during our diligence. Additionally, Humana’s view that their 2015 Medicare Advantage performance was appropriately captured in their 2016 bids, is also consistent with the information we examined during our diligence.

We believe this strategic acquisition is compelling and will deliver significant value to Aetna shareholders and we are pleased to have the unanimous support of both Boards of Directors for this transaction. The transaction is subject to approval by both Aetna and Humana shareholders, as well as other customary closing conditions, including the expiration of the Hart-Scott-Rodino waiting period, customary approvals of state departments of insurance, and other regulators. At this time, we expect the transaction to close in the second half of 2016.

The transaction is projected to produce excellent returns and be efficiently financed. As a result of the projected second half of 2016 close, we project the transaction to be neutral to operating earnings per share in 2016. In 2017, we expect mid single-digit percentage accretion to operating earnings per share as synergies are realized. In 2018 we project the transaction to be low double-digit percent accretive to operating earnings per share.

All of Aetna’s accretion estimates are compared to an earnings baseline consistent with our long-term guidance of low double-digit operating earnings per share growth, and exclude transaction and integration-related costs in all periods. It should be noted that our operating EPS accretion estimates could vary based on the ultimate timing of the closing. Within three years of closing, we project the acquisition will generate high single-digit returns on invested capital that are in excess of our weighted-average cost of capital.

At its core, the transaction uses our conservative balance sheet and borrowing capacity to unlock the substantial synergy value. We are pleased to have been able to structure a transaction which is both strategically important and financially attractive, and a transaction that demonstrates our commitment to disciplined M&A activity.

In the aggregate, we have targeted $1.25 billion of annual pretax synergies from the transaction in 2018. These synergies are driven primarily by reduced operating expenses, but also by modest provider network synergies and medical management savings. The largest portion of the synergies comes from our expected operating expense savings and our projected results are comparable to our experience in the Coventry transaction.

Projected synergies could be up to $250 million in 2016, depending on the timing of the close, increasing in 2017 to approximately $750 million, before reaching $1.25 billion in 2018. We are very confident that we will achieve this 2018 synergy goal and have already begun the process of developing our comprehensive integration plan.

Prior to closing, we expect we will incur nonrecurring transaction-related costs of approximately $500 million pretax. Through 2019 we project that we will incur cumulative integration-related costs of approximately $1 billion pretax. We will report all transaction- and integration-related costs associated with this transaction separately, and these items will be excluded from our applicable reported operating metrics, including operating earnings and operating earnings per share.

The transaction is financed using the strength of the Aetna balance sheet. We have committed bridge financing in place for the new debt component of the consideration and plan to replace this bridge commitment with senior notes, a term loan and commercial paper prior to closing the transaction.

We currently project that the cost of the transaction debt will be approximately 3% on a pretax basis. We project that we will use over $3 billion of available cash at the time of the closing to fund a portion of the purchase price.

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Upon the completion of the transaction, we currently project that Aetna’s debt to total capitalization ratio will be approximately 46%. And our targeted risk-based capital ratio will be between 250% and 255% of Company action level risk-based capital on an ongoing basis.

We have held discussions with the rating agencies regarding this transaction and it is our expectation that we will maintain solid investment-grade ratings with continued access to the commercial paper market. We expect that our expanded capital base will enable greater long-term financial flexibility, particularly as we apply our capital management rigor to the combined organization. Projected combined Company 2015 EBITDA exceeds $8 billion and projected 2015 combined Company parent-level cash flows are $3 billion before the positive impact of synergies.

We plan to lower our debt to capitalization ratio to below 40% over a 24-month period post closing. To achieve this goal, we expect to suspend share repurchases for approximately six months following the closing of the transaction and we expect that we will maintain our current shareholder dividend per share until we reach our target leverage goals.

Prior to closing, our ability to deploy capital to repurchase our shares will also be limited. Despite the impact of this temporary limitation on share repurchases in the near term, we are reaffirming our 2015 operating EPS projection of $7.20 to $7.40 per share based on our strong underlying performance to date in 2015.

From the standpoint of integration, we are confident in our ability to manage this with the same discipline and rigor with which we managed the Coventry integration and manage our own business. We have developed preliminary operating model scenarios, which at their core, use the best-of-breed of the talent and processes of both Companies.

Humana has built a high-quality Medicare and consumer-friendly platform that is among the best in the industry and will make our Medicare business more effective and competitive. Similarly, our capabilities will make Humana’s commercial business more effective and competitive.

Humana has also developed an excellent array of care management and provider engagement models that align perfectly with our population health assets. Finally, our improved cost position will enable the combined Company to better compete with more cost-effective products for our customers.

Our experience in successfully integrating the Coventry acquisition gives us great confidence that we have the right people and processes to manage the Humana integration to a successful outcome. We are building a dedicated team with experienced executives and operators to manage each step of the integration and have great confidence in our ability to execute our plans. We look forward to moving this process to a successful closing in the second half of 2016, so that we may begin to realize the value proposition for our customers and members and the strong returns for our shareholders.

In summary, the Humana acquisition is the culmination of months of thoughtful analysis by the management teams of both Aetna and Humana. After assessing the various strategic options, we believe this combination is the most attractive path to achieving our long-term growth strategy, offers compelling strategic benefits and creates meaningful shareholder value for both Aetna and Humana shareholders. I will now turn the call back over to Tom.

Tom Cowhey - Aetna Inc. - VP of IR

Thank you, Shawn. The Aetna and Humana management teams are now ready for your questions. We ask that you limit yourself to one question so that as many individuals as possible have an opportunity to ask their questions. Operator, the first question, please.

QUESTIONS AND ANSWERS

Operator

Thank you. Our first question is coming from the line of Josh Raskin with Barclays. Please proceed with your question.

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Josh Raskin - Barclays Capital - Analyst

Thanks, good morning. I know that 2016 is not the most important part of the story, but getting a lot of questions on there. So my question broadly on 2016 is can you help us understand some of the moving parts around that neutral assumption?

Maybe some of the financing costs that will come in early, the lack of buybacks, and then what some assumptions around Humana’s earnings in 2016 look like. Just a better understanding of what the headwind is that you guys have to overcome in order to get to that neutral starting point.

Shawn Guertin - Aetna Inc. - CFO

Josh, this is Shawn. From a transaction cost and integration cost, that’s obviously something that’s below the line, if you will, and not included in our operating EPS. So this really just reflects a back-half 2016 close date, the ramp-up of synergies during that time period.

In terms of the assumptions we have made, obviously we think we’ve been prudent in our forward assumptions regarding their performance. As I mentioned, we’re comfortable with some of the assertions around how the bids have been prepared for 2016 and the target margin range that’s inherent in those bids as well as the jump-off point.

Josh Raskin - Barclays Capital - Analyst

Maybe just a follow-up, more specifically on that. What’s causing that shortfall this year? And why are you comfortable in 2016 around that 4.5% to 5% margin?

Shawn Guertin - Aetna Inc. - CFO

Again, it’s very — the shortfall is as described, I think, by Humana management earlier this year. Obviously, it has something to do with a jump-off point which was expressed through getting some less favorable prior-period development than had been anticipated. There were also some performance on the trend benders that are coming in a little less than expected.

So it’s really the continuation of that. I think the fact that that was identified pre the submission and one could make a positive assumption about that in terms of bid preparation, is the reason that I say that. In addition, as part of our diligence process, we had an independent third party review these and they reached the same conclusion.

Josh Raskin - Barclays Capital - Analyst

Okay, thanks.

Operator

Thank you. The next question is coming from the line of Peter Costa with Wells Fargo. Please proceed with your question.

Peter Costa - Wells Fargo Securities, LLC - Analyst

Good morning, thank you, congratulations. Can you talk about what the break-up fees are in this transaction? With that, disclose if you would, what your assumptions are around revenues that would need to be divested from an FTC review. As well as how you considered other competing bids that might have been available, that might also trigger a break-up fee.

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Mark Bertolini - Aetna Inc. - Chairman and CEO

Peter, this is Mark. We’re not going to talk about the exact divestitures from a revenue standpoint, but you can be assured that we took a conservative view of what we thought we would need to divest and included those in the transaction. And there is a healthy distance between that and any break-up fees as a result of the way we’ve quantified those. I’ll have Shawn talk a bit about the break-up fees.

Shawn Guertin - Aetna Inc. - CFO

Let me make sure I put a wrapper on what Mark said, because I think at some point you can get lost if you focus too much on any one assumption in the financial model. You can expect that our accretion projections included appropriate level of conservatism around Humana’s future financial performance, as Mark mentioned, an appropriate level of disruption for a deal of this size. And also a level of conservatism around the synergies that we can achieve, consistent with how we approached that on the Coventry transaction. So there’s obviously more than one moving piece and I think it’s important to keep all those things in mind.

In terms of the break-up fees, there’s really two of note. One would be the one that’s paid if there’s a superior offer for either Company or if either Board changes its recommendation. That is a symmetrical 3.75% of deal value, which would equate to around $1.3 billion on the Humana side and $1.7 billion on the Aetna side.

So both sides are protected in that event. And obviously we will be filing the merger agreement relatively shortly and you’ll be able to see any of the additional details. But that really is the essence of it.

The other fee is a regulatory break-up fee. That would be payable, obviously, if we weren’t able to close the transaction for regulatory reasons. I think it’s already been reported that is $1 billion fee. This is not uncommon for a transaction where there’s a high degree of regulatory oversight, and it’s often a risk that the buyer bears in the transaction.

Obviously, this was important to Humana as well from a deal certainty perspective. And while the $1 billion is a big number, this is a big deal. And I think that’s a little less than 3% of deal value, which I think is well within market norms for this.

Peter Costa - Wells Fargo Securities, LLC - Analyst

Thank you and just a follow-up. Do you know if the FTC will consider the Aetna group business in Medicare Advantage as distinct from the Aetna retail business when it’s comparing the overlap in the markets?

Shawn Guertin - Aetna Inc. - CFO

I think at this point I don’t want to speculate on the details of the regulatory process. Obviously, we will fully participate and comply with however they want to look at this, but at this point I wouldn’t speculate.

Peter Costa - Wells Fargo Securities, LLC - Analyst

In any past deals have you seen your group business be considered separately as it perhaps should be?

Shawn Guertin - Aetna Inc. - CFO

Again, it’s not something that I really want to speculate on. I would just say on the Coventry deal, to your question, it’s really not a good comp because they didn’t have much group business.

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Peter Costa - Wells Fargo Securities, LLC - Analyst

Okay, thank you.

Operator

Thank you. The next question is coming from the line of A.J. Rice with UBS. Please proceed with your question.

A.J. Rice - UBS - Analyst

Hello, everybody, congratulations on the deal. To plow into the synergy target a little bit more, it sounds like it’s high percentage of it is cost synergies, but there may be a little bit of revenue-related synergies around networks and so forth. Is that right? And a flesh out that a little bit more.

And I guess that you’ve explicitly said you’re not including any PBM-related synergies. Is there any way to bracket what that might be? I think Humana has like 400 million scripts, and I don’t know whether $0.50 per script is a reasonable target, $1 per script. And is there any information about when you might be able to rework that contract to take advantage of whatever PBM synergies there are?

Mark Bertolini - Aetna Inc. - Chairman and CEO

A.J., I would comment at the high level, have Shawn go through any details that are relevant. That we largely only count SG&A synergies and medical cost synergies that we can see with a fairly high degree of certainty.

And if you were to look back at the Coventry transaction, you’d see that kind of analysis, although we found more medical cost synergies than we otherwise would have and had less SG&A synergies because of the delay in moving systems and migrating systems, which works out well relative to this transaction. But there are no revenue synergies. There are no PBM synergies in this transaction or in these numbers at this point in time.

Shawn Guertin - Aetna Inc. - CFO

So if you look at the overall level of synergies here, it’s in that 15% to 20% zone, which is pretty typical of recently-announced deals in this space. Again, as was our convention when we did Coventry, we want to provide you a level of synergies and a level of accretion that we’re really confident that we can deliver. Our goal, just like on Coventry, would be to exceed that, and that’s what we did. And that would be our goal here.

In terms of the specifics, you’re correct. Out of the $1.25 billion, roughly $1 billion is operating expense. And about $200 million is a combination of network and medical management savings.

I think if there’s upside here, it would be around the med costs. $200 million is only about 50 basis points of spend. A good deal of the network synergies that we scored are on the commercial side, where I think we have a high degree of confidence that our footprint can add value. Much like, as Mark alluded to, on Coventry, where we achieved upside on the med cost, I would think that would be upside here.

In terms of the PBM, it is something. We have a contract, obviously, with CVS as you know. This is something that we have to work through over time. So again, I think it would be premature to speculate on the levels of synergy there. But it certainly is something that, when we think about the long-term value, gives us some really good optionality in the future.

A.J. Rice - UBS - Analyst

Okay, all right, thanks a lot.

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Operator

Thank you. Our next question is coming from the line of Kevin Fischbeck with Bank of America. Please proceed with your question.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Great, thanks. Just wanted to go back to the core business at Humana, because I think that most people I’ve talked to think this is a good deal as long as Humana’s operating the way that we think that it can. So when we think about — I don’t know if Bruce is on the line to answer this or not — but in the past when we’ve seen issues like from medical management not delivering the savings that they historically might have, there’s usually a period of investment of, okay, well, we see an issue, now we’re just going to double down and spend some more money this year to make sure that we have in place what we need to, to get the costs where they need to be next year. I didn’t see any of that in this year’s guidance.

Really trying to understand a little bit better what exactly happened this year and what the fixes are next year. Because I’m used to repricing and medical management, and it sounds like it’s more just repricing. I really want to understand exactly what has to be fixed and how the Company’s thinking about fixing it for next year.

Bruce Broussard - Humana - President and CEO

This is Bruce. Let me try to bring some context around that. First, as you look at our results and you break them apart on the bridge slide that was provided, you look at — our operating performance is really about 865 when you take out the prior-period development, the sale of Concentra, the change in the three Rs and the share repurchasing. So when you think about the performance of the business on a current-year basis, it’s performing in a reasonable fashion.

When we look at the business overall, we are seeing some differences in the MA side while overperformance in the healthcare services side. Specifically in the MA area, we are seeing a little bit of pressure, not so much that the inpatient admissions are higher than last year, they just have not come down as quickly as we forecasted in our bids.

And so as we think about 2016, we realize that, in fact on our first quarter earnings call we advised the shareholders that we were starting to see that, and we revised our Medicare bids to reflect that. And as Shawn indicated, we have incorporated all that in and more as we think about going into 2016.

Shawn Guertin - Aetna Inc. - CFO

Kevin, I would just add that I think the read-through that there isn’t a significant amount of medical management activity is just not the right read-through. That was just more perhaps the words I chose in the explanation. So 2016 is a year that’s not only premised on the repricing, but I know from diligence there is a substantial amount of effort going into various medical management type programs, as there always has been, but that is a substantial component of 2016.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Okay, and then a follow-up then on that would be if part of the shortfall on the admission side this year appears to be related to the fact that you didn’t get the same bang for your buck on some of the trend benders is a low to patients. If you didn’t get quite what you were looking for this year, how comfortable are you that you’ll get what you’re looking for next year? How different is what you’re doing next year versus what you were doing for this year? Thanks.

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Bruce Broussard - Humana - President and CEO

I would say we are seeing the improvement during even this quarter. And so as we think about next year, we are of very confident in what we have projected in both our pricing, but also in our trend benders.

Shawn Guertin - Aetna Inc. - CFO

Obviously, Kevin, there was a level of comfort that we got to as a result of the independent review. The other thing I would say, we’ve talked about this as part of various aspects of the Aetna business, there’s always an element to these medical management initiatives where you have to not only score the initiative correctly but also identify the pace as to which it’s going to kick in full throttle.

So a lot of times these things end up ultimately reaching the level you thought, it just takes longer to get there. I think in some cases here, that is probably going to be the case.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Thanks.

Operator

Thank you. The next question is coming from the line of Christine Arnold with Cowen and Company. Please proceed with your question.

Christine Arnold - Cowen and Company - Analyst

Aetna, are you assuming that Humana reaches their targeted 4.5% to 5% margin in 2016 in the assumptions you’ve laid out? And how are you thinking about their individual public exchange business? They’re leaning on the three Rs a lot more than you traditionally have and may feel comfortable. How are you thinking about that business?

Shawn Guertin - Aetna Inc. - CFO

As I mentioned we have, I think, an appropriately prudent set of forward financials on Humana. I want to stay out of giving specific 2016 guidance. I’d go back to that one of the questions that we asked the independent party who reviewed these bids was, have they captured the jump-off point? And are they designed to produce the target margin? And the answer to that was yes.

On terms of the individual business, obviously Humana has recorded a risk corridor. We have chosen not to do that until we have more certainty, at least through the first quarter, that clearly is a difference.

I do think a lot of the problems and causal factors in this business have been identified. I know that I will comment on our own business that I know we have had some various discussion with state departments of insurance about if the three Rs, particularly risk adjustment came in differently, that we’d have the ability to potentially look at rates again. So I know on our book that’s something that we’re certainly exploring.

And then I could say last, I think there will be another bite at the apple here in terms of pricing cycles likely before this closes. And pricing decisions, market participation, all those things, will be made at that time. But again, it’s something that obviously we’re going to watch and monitor closely, frankly, on our book as well. But something that we ultimately do to get comfortable with.

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Christine Arnold - Cowen and Company - Analyst

Is it your view that the issue with the Medicare Advantage premiums, the premium yield for them was just down 2%, and for everyone else it’s up 2% to 4%. Was that strictly a bidding issue? Or do you think the risk adjustment model is also a risk? How are you thinking about that?

Shawn Guertin - Aetna Inc. - CFO

A key part of our diligence was to look at risk adjustment practices. Obviously we were comfortable with the practices and the safeguards around those practices. They were certainly as good as anything I’ve seen in the industry, if not better. So we are comfortable with their risk adjustment practices.

Christine Arnold - Cowen and Company - Analyst

Okay, thanks.

Operator

Thank you. The next question is coming from the line of Matthew Borsch with Goldman Sachs. Please proceed with your question.

Matthew Borsch - Goldman Sachs - Analyst

Yes, if I could, one more on the look at Humana results. As you look now with this change to guidance, does some of that relate to 2014 prior-year reserve development relative to what it looked like on the latest reconciliation?

Shawn Guertin - Aetna Inc. - CFO

I’m not sure on the latest reconciliation. But I would you draw your attention to a very nice bridge that Humana released this morning, talking about the components of the guidance. Certainly the prior-period development is one of the bridge items in that flow.

Matthew Borsch - Goldman Sachs - Analyst

Okay, thank you. And also, if I could, on the cost savings that make up the $1 billion, would I be correct in assuming that in addition to the public Company infrastructure that’s duplicative, that a lot of this is about the commercial infrastructure in Louisville which will go to Hartford? And the government infrastructure in Hartford that will go to Louisville?

Mark Bertolini - Aetna Inc. - Chairman and CEO

Hi, Matt, Mark. This is really about best-of-breed approach. While we haven’t got down to a level of detail, we have some high level assumptions, and there will be more to come on that through time. But you’re in the right direction in the way you’re thinking about it.

Shawn Guertin - Aetna Inc. - CFO

Yes, I think one of the things that gives me even more confidence than I might normally have on this, is just how complementary the assets are in the two Companies. And so directionally, Matt, I think your line of thinking is correct.

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Obviously I think we can help on the commercial business and vice versa on the Medicare Advantage business. But that, in some ways, is much more important than specific jobs and locations and things like that. These assets are very complementary in terms of their strength.

Matthew Borsch - Goldman Sachs - Analyst

Okay, thank you.

Operator

Thank you. The next question is coming from the line of Ana Gupta with Leerink Partners. Please proceed with your questions.

Ana Gupta - Leerink Partners - Analyst

Thanks, good morning. Wanted to follow up on the medical cost synergies. I think you mentioned that you have factored that much more conservatively. As you think about how hospitals think about cross-subsidizing, if you will, across commercial and Medicare, what type of discount advantages might you see for the Aetna book of business with Humana’s complementary Medicare capability? And how much of that is even in the $1.25 billion?

Shawn Guertin - Aetna Inc. - CFO

I’m going to stay away from the specific percentages, percentage unit cost improvement. But what I would tell you is that out of that $200 million, about $100 million of it is related to network contracting. And the majority of that is actually commercial, going back to the prior question about, I think, where we can help. So again, at this stage we’re making, I think, a very modest bet on anything we can do from a Medicare unit cost improvement.

Ana Gupta - Leerink Partners - Analyst

And then switching gears on the PBM, you had a slide in there which said the 600 million-plus scripts and talked about optionality to create an unregulated services entity. Can you talk about that some more? And does that involve potentially bringing the PBM in-house? And is this a vision for an Optim-like business segment?

Shawn Guertin - Aetna Inc. - CFO

Obviously, that’s something that we are working through as part of the integration planning. And by that I mean the notion of creating this fee-based business segment, I’ll call it, Optim-like for lack of a better term.

Clearly, this combination of assets gives us that optionality now. And clearly, one element of that optionality over the long haul is the PBM. And to give you a flavor for what that could look like in one context, is that if you just put the Companies together, about a third of these parent-Company free cash flow would actually be from unregulated sources. So it would be a significant amount of unregulated cash flow to the parent.

Ana Gupta - Leerink Partners - Analyst

Great, thanks. On the timing of that, if you do bring the PBM in-house, can you give us any color at all?

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Shawn Guertin - Aetna Inc. - CFO

Again, I think our contract — we’ve been public that our contract with CVS is through 2019. We would have every intention to live by our contract, so it would be something that would be more likely post that period.

Ana Gupta - Leerink Partners - Analyst

Thanks, appreciate the color.

Operator

Thank you. The next question is coming from the line of Andy Schenker with Morgan Stanley. Please proceed with your question.

Unidetified Participant - Morgan Stanley - Analyst

Hey, this is Corelia in for Andy. First, despite the improved performance in the first quarter, it sounded like Aetna’s Medicare margins were still not where you thought they could be. How do you think the Humana asset impacts your margin targets going forward?

Shawn Guertin - Aetna Inc. - CFO

Well, I would say that what has been articulated as target margin for Humana, the 4.5% to 5%, is not inconsistent at all with our statement of mid single-digit margins. Again, going back to the complementary nature of these assets, I certainly think being able to avail ourselves of some of the resources and programs that Humana has will certainly help us achieve the target margin on our individual MA business, which as you mentioned, has been something that we’ve been working on improving over the last couple of years.

Unidetified Participant - Morgan Stanley - Analyst

Okay, and then a quick second one. There’s been some discussion that regulators will look at all potential managed care mergers together. Do you think there’s any chance there’s a delay in closing the Humana acquisition? Or increased scrutiny if another large deal is announced in this space?

Mark Bertolini - Aetna Inc. - Chairman and CEO

It really depends on whether or not any other deals are announced. I think currently we anticipate that our transaction will be viewed alone at this point in time, but they could be bundled together at some point. We will see.

We don’t want to predict how the regulators will look at it. I don’t think it affects the time frame in any way, shape or form, but we have to wait and see how they look at the transaction. We’re prepared to deal with any circumstance that comes along.

Unidetified Participant - Morgan Stanley - Analyst

Great, thanks.

Operator

Thank you. Our next question is coming from the line of Tom Carroll with Stifel. Please proceed with your question.

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Tom Carroll - Stifel Nicolaus - Analyst

Hey, good morning. Just a follow-up on Matt’s question. When might you consider merging the Louisville infrastructure into the rest of Aetna? It seems like there would be decent synergies there to be gained in future years.

And then as a related question, who will run the government business near term during the integration and then longer term? So will key people stay in place for a period of time? Thanks.

Mark Bertolini - Aetna Inc. - Chairman and CEO

Obviously, until closing everybody stays in place. There are two different Companies to run, and so I don’t think anything will happen before closing happens. And then during the time between now and closing we’ll put together an operating model that makes sense for both organizations on a best-of-breed approach.

We have said that the Louisville headquarters will be the headquarters for all of our government business going forward. They’re very capable people, very capable leadership, and it is our anticipation that that leadership will go forward in managing these businesses.

We want to make sure that we’ve got the best-of-breed from both Companies. Louisville will be an important site for us and we anticipate, given the size of the revenue that will be in that location, that we’ll at least maintain employment, if not increase it.

Tom Carroll - Stifel Nicolaus - Analyst

Great, thank you.

Operator

Thank you. Our final question is coming from the line of David Windley with Jefferies. Please proceed with your question.

David Windley - Jefferies LLC - Analyst

Hi, thanks for taking the question. This one might be a little softer and a little longer term. But wondering how much revenue opportunity, not call it synergy but revenue opportunity, the two Companies see in the combination of a Medicaid and Medicare Advantage platform in regard to pursuing duals more aggressively and effectively? Thanks.

Mark Bertolini - Aetna Inc. - Chairman and CEO

I think Aetna has been very effective in approaching the duals opportunity. Obviously, the duals opportunity has grown much slower than everybody anticipated three, four years ago, when everybody thought it was going to happen in a period of 12 to 18 months.

I think the real issue is how fast will markets move, how effectively will the products be built. Right now we see a lot of opt-outs going on in the dual-eligible population. So until those program kinks get worked out, I don’t think we’re going to see a lot of acceleration and growth until we see some effectiveness coming out of our ability to manage that population, like we have at the higher risk-adjusted scores in Medicare Advantage.

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Shawn Guertin - Aetna Inc. - CFO

David, to Mark’s point, there are things impacting the dual growth trajectory that are beyond the capabilities of the Companies. But the thing I would say is, I’ve never done an acquisition in my career where each Company didn’t learn something from the other Company that they could do better. And I would think our deep experience in Medicaid, combined with Humana’s deep experience in Medicare, could only better position our internal capabilities to take advantage of this trend over time.

Mark Bertolini - Aetna Inc. - Chairman and CEO

And I think I would also note that the Government, as our largest customer, will be a good partner in helping us think this through.

David Windley - Jefferies LLC - Analyst

Excellent, thank you.

Tom Cowhey - Aetna Inc. - VP of IR

Thanks, Dave. A transcript of the prepared portion of this call will be posted later today in the investor information section of Aetna.com. If you have any questions about matters discussed this morning, please feel free to call me or Joe Krocheski in the Investor Relations office. Thank you for joining us this morning.

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Important Information For Investors And Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in these materials regarding Aetna and Humana that are forward-looking, including projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s and Humana’s businesses and share of revenues from government business, the impact of the transaction on Aetna’s and Humana’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s and Humana’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where membership is higher than Aetna or Humana projected and may have more adverse health status and/or higher medical benefit utilization than Aetna or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s and Humana’s business operations and financial results, including Aetna’s and Humana’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna and Humana will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s and Humana’s ability to diversify Aetna’s and Humana’s sources of revenue and earnings, transform Aetna’s and Humana’s business model, develop new products and optimize Aetna’s and Humana’s business platforms; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and Humana’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s and Humana’s ability to integrate, simplify, and enhance Aetna’s and Humana’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s and Humana’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna and Humana offers; Aetna’s and Humana’s ability to demonstrate that Aetna’s and Humana’s products and processes lead to access to quality affordable care by Aetna’s and Humana’s members; Aetna’s and Humana’s ability to maintain Aetna’s and Humana’s relationships with third-party brokers, consultants and agents who sell Aetna’s and Humana’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s or Humana’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana 2014 Annual Report”) on file with the SEC. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Humana’s historical results of operations and financial condition.

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